U.S. SECURITIES AND EXCHANGE COMMISSION

     WASHINGTON, D.C. 20549


     FORM 12b-25
NOTIFICATION OF LATE FILING                  Form 10-QSB

For Period Ended:   December 31, 1997


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing identify the Item(s)
to which the notification relates:    N/A


Part I--Registrant Information

Full Name of Registrant: Chequemate International, Inc.

57 West 200 South, Suite 350
Address of Principal Executive Office

Salt Lake City, Utah 84101
City, State and Zip Code


Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(a) The reason described in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject quarterly report on Form 10-QSB, or portions thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III--Narrative

     Key personnel changes in our operations and finance departments during the quarter ending December 31, 1997 and during the first six weeks of the current quarter, resulted in a delay in finalizing our financial data. Thus, a delay in our 10-Q filing. We forsee being able to file within the granted extension period of five calendar days.



Part IV--Other Information


(1) Name and telephone number of person to contact in regard to this notification.

Steve Anderson         (801)             322-1111
     (Name                           (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) has been filed? If the answer is no, identify report(s).
                Yes         X           No

The Form 10-KSB for the fiscal year ending March 31, 1997 was filed electronically on the last day possible. However, it was filed in the evening after the close of the EDGAR filing period, and may be deemed to be late by one day.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                      Yes          X         No


If so:    attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Chequemate International, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date                                              By  /s/  John Garrett
                                        Its:  Chief Financial Officer


                                         John Garrett
                                        (Printed Name)

ATTENTION:     Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).




12b-25Q9.491